Exhibit 3.15

COMPANY AGREEMENT OF
AMAZING ENERGY, LLC
A Texas Limited Liability Company

THIS COMPANY AGREEMENT OF AMAZING ENERGY, LLC (this "Agreement"), effective as of December 17, 2009, is adopted, executed and agreed to by the Members (as defined below) and Managers (as defined below).

1.    Formation. Amazing Energy, LLC (the "Company") has been organized as a Texas limited liability company under and pursuant to the Business Organizations Code (the "BOC").

2.    Purpose. The purpose for which the Company is organized is transact any and all lawful business for which limited liability companies may be organized under the BOC.

3.    Sole Member. The Jed and Lesa Miesner Revocable Trust, Arnold Jed Miesner and Lesa Renee Miesner, Trustees, a Texas Revocable Trust (the "Member"). Upon the termination of the Member, the then serving Trustee of the Jed and Lesa Miesner Revocable Trust shall automatically be admitted as the Member and shall continue the Company.

4     Contributions. The Member has made an initial contribution to the capital of the Company in the amount of $1.00.   Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

5.    Distributions.    The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits and interests in the Company.

6.    Management. Except as otherwise provided in this Agreement, the Company is to be managed by one or more managers, as that term is used in the BOC (each, a "Manager"), who shall have complete discretion to manage and control the business and affairs of the Company in accordance with the terms and provisions of this Agreement. The Member shall be entitled to appoint and remove the Managers. As of the date of this Agreement, the sole Manager is Arnold Jed Miesner, Managing Member of JLM GP, LLC, general partner of JLM Strategic Investments, L.P.

7.    Events Requiring Winding Up. The Company shall be wound up at such time, if any, as the Member may elect or as otherwise may be required upon the occurrence of the event specified in BOC Sec. 11.056 and the failure of the legal representative or successor to take the actions specified in Sec. 11.056 within the time specified.

8.    Governing Law.  THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (EXCLUDING ITS CONFLICT-OF-LAWS RULES).

IN WITNESS WHEREOF, the undersigned,  being the sole Member and the sole Manager of the Company, has caused this Agreement to be duly adopted by the Company effective as of the day first above written.

MEMBER AND MANAGER:

ARNOLD MIESNER
Arnold Jed Miesner, Trustee of The Jed and Lesa Miesner Revocable Trust

MEMBER AND MANAGER:

LESA RENEE MIESNER
Lesa Renee Miesner, Trustee of The Jed and Lesa Miesner Revocable Trust